

Mail Stop 3561

June 29, 2016

Jeffrey P. Bezos
President, Chief Executive Officer and Chairman of the Board
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109

> **Re: Amazon.com, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed January 29, 2016**
> **File No. 0-22513**

Dear Mr. Bezos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Business

Consumers, page 3

1. We note your public announcements regarding the launch of Amazon Business and Fire phone in 2015, as well as the apparent success of Amazon Echo. Please tell us why descriptions of the status of these products or services were not included in your disclosure here. Refer to Item 101(c)(1)(ii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

2. We note the disclosure in your fourth quarter 2015 earnings call transcript and your reference to "worldwide active customer accounts" which grew to 304 million or 280 million, excluding customers who had free orders, compared to 254 million in the

comparable prior year period, and your reference to "worldwide paid Prime members" which increased 51% year-over-year. Please tell us what consideration you gave to providing a discussion and analysis of how the foregoing metrics contributed to the increase in revenues and any known trends or uncertainties that you reasonably expect will have a materially favorable or unfavorable impact on your operating results and financial condition. Refer to Item 303(a)(3)(ii) and (iii) of Regulation S-K.

3. We note your disclosure in your fourth quarter 2015 earnings call transcript that you added 722 new features and services to AWS and that you reduced the price of certain services for the 51st time since the launch of the segment. Considering that AWS sales increased 70% in 2015, please tell us what consideration you gave to providing a discussion and analysis, including quantification, of how these increased features/services and continued price reductions contributed to your increase in revenues, and to what extent increasing AWS features/services and reducing prices constitute trends that impact your operating results and financial condition. Refer to Item 303(a)(3)(ii) and (iii) of Regulation S-K.

Note 1 – Description of Business and Accounting Policies

Principles of Consolidation, page 43

4. We note you consolidate entities in which you have a variable interest and of which you are the primary beneficiary. Please tell us what consideration you gave to disclosing the information required by ASC 810-10-50-2AA regarding your involvement with variable interest entities, the information required by ASC 810-10-50-3 with respect to variable interest entities you consolidate as the primary beneficiary and the information required by ASC 810-10-50-4 with respect to variable interest entities you do not consolidate because you are not the primary beneficiary.

Investments, page 48

5. Please provide us with your income significance test for each year supporting your determination that the financial statements of LivingSocial are not required to be filed pursuant to Rule 3-09 of Regulation S-X.

Note 11 – Segment Information, page 67

6. We note that products and services included in the Media and Electronics and other general merchandise categories disclosed in the table of net sales by product and service category on page 68 include a wide-array of products and services. For example, it appears that the Media category includes net sales of books, music, video games and software and digital downloads and that the Electronics and other general merchandise category includes electronics and computer, home and garden, health and beauty, toys, grocery, kids and baby clothing, shoes, jewelry, sports and outdoor, tools, and auto and

industrial products and digital devices. We also understand that service sales include commissions related to third-party sales on your websites and other services including compute, storage and database offerings, fulfillment ("FBA"), publishing, digital content subscriptions, and Prime membership fees. Please provide us with your analysis of the similarity of products and services included in each of the Media and Electronics and other general merchandise categories under ASC 280-10-50-40. In doing so, please address the following:

- It appears that you classified third-party seller fees, including commissions, FBA services and other net sales of services in product sales categories. Please clarify for us how these are reflected in the existing disclosure of revenues by products and services. Explain why you believe that these are similar to the products and services included in the respective categories.

- Please tell us how Prime membership revenues are classified in the existing disclosure. We note from your fourth quarter earnings conference call that Prime memberships have grown 51% year over year. Tell us how you considered the growth in this part of your business in evaluating whether these are similar to other products and services.

- Please explain to us what factors you considered in concluding that the products and services in each of the media and electronics and other general merchandise categories are similar. Discuss how you considered quantitative aspects such as margins and growth rates in your analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey P. Bezos
Amazon.com, Inc.
June 29, 2016
Page 4

You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy at (202) 551-3832 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

/s/ Jim Allegretto for

William H. Thompson
Accounting Branch Chief
Office of Consumer Products